Exhibit 1

Transactions in Securities of the Issuer During the Past 60 Days

Nature of the Transaction	Securities Purchased	Price Per Security($)	Date of Purchase

VELAN CAPITAL MASTER FUND, LP

Purchase of Common Stock	100,000	1.5429	02/26/2026
Purchase of Common Stock	40,000	2.1001	02/27/2026